N-SAR Item 77.D.  Policies with Respect to Security Investment
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      At a meeting held on January 15, 2002, the Board of Dreyfus Premier California Municipal Bond Fund adopted a fundamental policy to invest at least 80% of the Fund's assets in municipal bonds that provide income exempt from federal and California personal income taxes.